CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR PORTIONS OF THIS RESPONSE LETTER. THE COPY FILED HEREWITH OMITS THE INFORMATION SUBJECT TO THE CONFIDENTIALITY REQUEST. OMISSIONS ARE DESIGNATED AS [***]. A COMPLETE VERSION OF THIS EXHIBIT HAS BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

                                                               November 13, 2006

Via Edgar

U.S. Securities and Exchange
Commission Division of Corporation
Finance 100 F Street, N.E.
Washington, DC 20549

Attention: Christine Adams, Staff Accountant Carlos Pacho, Senior Assistant
           Chief Accountant Larry Spirgel, Assistant Director


Re:   ROO Group, Inc.

      Form 10-KSB for Fiscal Year Ended December 31, 2005
      Filed April 17, 2006
      Form 10-QSB for Fiscal Quarter Ended March 31, 2006
      File No. 0-25659

Ladies and Gentlemen:

      The following addresses the comments of the reviewing staff of the Commission set forth in its letter dated September 29, 2006, relating to the Form 10-KSB for the fiscal year ended December 31, 2005 and Form 10-QSB for the fiscal quarter ended March 31, 2006 of ROO Group, Inc. (the "Company"). We respond as follows:

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Note 11 Callable Secured Convertible Notes, page F-20

      1. We note your response to and reissue comment 2. You issued warrants in connection with your callable secured convertible notes and private placements of your common stock. In this regard, it appears that you have entered into registration rights agreements that require you to file registration statements that are declared effective by the SEC and to keep the registration statements continuously effective for a preset time period, or else you are required to pay a liquidated damages with no cap on the maximum penalty that could be incurred, We note that the EITF recently deliberated the impact of these liquidated damage clauses and the effect on the accounting and classification of instruments subject to the scope of EITF 00-19 in EITF 05-4, "The Effect of a Liquidated Damages Clause on a Financial Instrument Subject to Issue No. 00-19." The EITF has not yet reached a consensus on the this issue and has deferred deliberation until the FASB addresses certain questions which could impact us how considered the guidance in EITF 05-4 and the different views on this issue as outlined in Issue Summary No.1 to EITF 05-4 in analyzing the registration to classify the warrants as liabilities or under EITF 00-19.

Response:

The Company has satisfied its obligation under the registration rights agreement (the "Agreement") related to the Callable Secured Convertible Notes (the "Notes"), We incurred no liquidated damages in respect to the Agreement. The liquidated damages as specified in the Agreement were to be based on then outstanding amount of principal under the Notes. All amounts due under the Notes at December 31, 2005 had been repaid and therefore there was no possibility of any future liquidated damages being assessed or affecting the Warrants issued with the Notes. We have considered the proposed FSP No. 00-19-B instead of EITF 05-4 in analyzing the registration rights agreement as we believe this proposal more directly addresses the questions surrounding the accounting for liquidated damage clauses. The proposal specifies that a contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement because the registration statement was not effective as required under the arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with SFAS No. 5, Accounting for Contingencies. As noted above as of December 31, 2005 there was no possibility of any future liquidated damages being assessed and therefore no liability would be recognized and measured in accordance with SFAS No.5,


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

In relation to the classification of warrants issued with the Notes, we reviewed the guidance in EITF 00-19 at paragraphs 7 and Sunder the heading "Initial Balance Sheet Classification". We noted that the initial balance sheet classification of contracts that require settlement in shares are equity instruments. These warrants are for a determined number of shares at a determined exercise price and are settled in shares, As such, we have recorded these warrants issued with the Notes as equity.

Form 10-QSB for the Quarter Ended June 30, 2006

Condensed Consolidated Balance Sheet

      2. We note your response to and reissue comment 4. In addition, addressing paragraphs 30 and 31 of SFAS No. 142, tell us how you determined the reporting units used to perform your goodwill impairment test in fiscal 2005 and tell us what those reporting units are. Provide us with your goodwill impairment analysis as described by paragraphs 18-21 of SFAS No. 142, specifically including the details of your step one analysis by reporting unit, and your step two analysis by reporting unit, if applicable. Further, please note that, in accordance with paragraph 20 of SFAS No. 142, the amount of impairment loss is calculated as the difference between the carrying value of goodwill and its implied fair value. Please confirm that you used the implied fair value in your annual impairment test.

Response:

In accordance with SFAS No. 142, we do not amortize goodwill. We review goodwill for impairment at each reporting period to determine whether events and circumstances continue to support the indefinite useful life of the asset. We determined the reporting unit to be Reality Group Pty. Ltd, our 80% owned subsidiary at December 31, 2005. Then, we performed the first step of the goodwill impairment test which compares the fair value of the reporting unit with its carrying value, including goodwill (see table below). The fair value of (the reporting unit exceeds the carrying value of the reporting unit and thus the goodwill of this reporting unit is not impaired and no further testing is required. We followed the guidance of SFAS No. 142 paragraphs 23-25 to determine the fair value of the reporting unit. The fair value of the reporting unit was based on expected future cash flows associated with the group of assets. This valuation method was used since quoted market prices are not available. We tested goodwill for impairment as required by SFAS No. 142 as of December 31, 2005 and concluded that no impairment needed to be recognized.

                      (Amounts in thousands)
                          Carrying value
                       At December 31, 2005
                      ---------------------
[***]                      $         [***]
[***]                                [***]
[***]                                [***]
[***]                                [***]
[***]                                [***]
[***]                                [***]
[***]                                [***]
[***]                                [***]
[***]                                [***]
[***]                                [***]
                           ---------------
[***]                      $         [***]
                           ===============
[***]                      $         [***]
                           ---------------
[***]                      $         [***]
                           ---------------

Should you have any questions, please do not hesitate to contact the undersigned at (at (212) 661-4111 ext.251 or John Clark, Controller, at (212) 661-4111
ext.261.


                                                         Very truly yours,


                                                         Robin Smyth
                                                         Chief Financial Officer


*** CERTAIN INFORMATION IN THIS RESPONSE LETTER HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO SUCH OMITTED PORTIONS PURSUANT TO RULE 83.


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